SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549







                                    FORM 11-K






                               REPORT PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (FEE REQUIRED)


                 For the Calendar Year Ended December 31, 1996






                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                             (full title of Program)




                                TANDY CORPORATION
                       100 THROCKMORTON STREET, SUITE 1800
                             Fort Worth, Texas 76102



    (Name of issuer and address of principal executive offices)

     Index to Exhibits is on sequential page number 13



                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS








                              REPORT OF EXAMINATION
                                DECEMBER 31, 1996




                             C 0 N T E N T S


                                                       Page
                                                       ----
CERTIFIED PUBLIC ACCOUNTANT'S REPORT................     4

STATEMENT OF FINANCIAL CONDITION....................     5

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY......     6

NOTES TO FINANCIAL STATEMENTS.......................  7-10

ADDITIONAL INFORMATION..............................    11

SIGNATURE PAGE......................................    12

INDEX TO EXHIBITS...................................    13

EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT......    14




The Administrative Committee and Participants of
Tandy Employees Supplemental Stock Program
Fort Worth, Texas

                           Independent Auditors Report

I have audited the accompanying statement of financial condition of the Tandy Employees Supplemental Stock Program as of December 31, 1996 and 1995, and the related statement of income and changes in plan equity for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Program's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tandy Employees Supplemental Stock Program as of December 31, 1996 and 1995, and results of its operations for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                           CURTIS B. MORRISON, CPA
Fort Worth, Texas
March 12, 1997



                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 1996 AND 1995



                                   PLAN ASSETS
                                   -----------


                                        1996        1995
                                        ----        ----
Investment in Securities of
Participating Employer (Note B):
     Common Stock                    $13,830,960 $10,752,484

Contributions Receivable:
     Tandy Employees
     Supplemental Stock Program          450,584     287,480
                                         -------     -------

                               TOTAL $14,281,544 $11,039,964
                                     ----------- -----------





















                           LIABILITIES AND PLAN EQUITY
                           ---------------------------



Liabilities                          $         0 $         0

Plan Equity:
     Participants' Interest in Tandy
     Employees Supplemental Stock
     Program                         $14,281,544 $11,039,964
                                     =========== ===========





The accompanying notes are an integral part of these financial statements.




                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
              FOR THE YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994


                              1996        1995        1994
                              ----        ----        ----

Investment Income:        $         0  $         0 $         0
     Interest                       0            0           0
     Dividend             $         0  $         0 $         0

Realized Gain (Loss) on
     Securities (Note C): $         0  $         0 $         0

Increase (Decrease) in
Unrealized Appreciation
of Investments (Note D)   $   925,180  $-2,633,726 $  -276,487
                           -----------  -----------  ---------

Contributions (Note A):
Participating Employees   $ 1,792,457  $ 1,094,149 $ 1,290,195
Participating Employer      1,433,981      875,395   1,032,156
Other Contributions           238,989      177,299     168,288
                              -------      -------     -------
                          $ 3,465,427  $ 2,146,843 $ 2,490,639
                          -----------  ----------   ----------

Less:
Withdrawals of
Participants' Interests   $ 1,149,027  $ 1,039,677 $ 1,122,249
                           -----------  ----------  ----------

Net Increase (Decrease)
in Plan for the Year
ended 12-31-96/95/94      $ 3,241,580  $-1,526,560 $ 1,091,903

Add Plan Equity at
Beginning of Year
1-1/95/94/93               11,039,964   12,566,524  11,474,621
                           ----------   ----------  ----------

Plan Equity at
End of Year
12-31-96/95/94            $14,281,544  $11,039,964 $12,566,524
                          ===========  =========== ===========



The accompanying notes are an integral part of these financial statements.












                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                          NOTES TO FINANCIAL STATEMENTS
               FOR THE YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE A - DESCRIPTION OF THE PROGRAM

The following description of the Tandy Employees Supplemental Stock Program (the "Program") provides only general information. Participants should refer to the Program Prospectus for a more complete description of the Programs provisions.

General
-------
The purpose of the Program is to assist the employees of Tandy Corporation and its participating affiliates and associates (collectively called "Company") in building personal net worth and to encourage ownership in the Company by providing a Program for regular investment in the Company's common stock after an employee has reached a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan.

The Program is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Program in the future.

Contributions
-------------
Through authorized payroll deduction a participant could contribute 5% of his or her gross salary or wages to the Program after reaching a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan. Effective January 1, 1996 the percentage was changed from 1 to 8% of his or her gross salary or wages after reaching a maximum salary deferral contribution limit under the Tandy Fund.

The Company makes contributions to the Program equal to 80% of the participant's contribution.

Cash dividends are added to the participant's account as Other contributions paid on the shares of common stock credited to a participant's account. These Other contributions are not subject to matching contributions by the Company.

The participant's contributions and the Company matching contribution are a part of the employee's current compensation, and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions act and other taxes.

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE A - DESCRIPTION OF THE PROGRAM (continued)

The cash dividends allocated to a participant's account are taxable to the participant for the calendar year allocated.

As  promptly  as  practicable  after  the  end  of  each  calendar  quarter  the participant's contribution, the Company contribution, and any other contributions are used for the acquisition of the Company's common stock with shares being credited to the participant's account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company common stock as reported for the New York Stock Exchange Composite Transactions for each trading day in the calendar month for which the contributions are made.

  The following is a schedule of Employee, Company, and Other contributions:

                             1996       1995        1994
                             ----       ----        ----

Employees                 $1,792,457 $1,094,149 $1,290,195
                          ---------- ---------- ----------


Company                   $1,433,981 $  875,395 $1,032,156
                          ---------- ---------- ----------


Other                     $  238,989 $  177,299 $  168,288
                          ---------- ---------- ----------






Participants' Accounts
----------------------

Each participant is mailed a quarterly statement showing his or her contributions to date, Company and other contributions to date, the number of shares purchased and the average share price for shares purchased to date. Each participant is also mailed a copy of the annual report of the Company, any appendix to the prospectus, and the summary annual report.

Vesting
-------

The participants' accounts are fully vested at the end of each calendar quarter.

Payment of Benefits
-------------------

The distribution of the Company common stock to the participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than the cost basis of the Company common stock, be treated as long or short term capital gain or loss, respectively.




                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE A - DESCRIPTION OF THE PROGRAM (continued)


A participant will recognize gain or loss on subsequent disposition of his or her common stock, measured by the difference between the amount realized and the cost basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities
-----------------------

The Tandy Corporation common stock is valued at the closing price according to the New York Stock Exchange Composite Transactions.



                      SCHEDULE OF INVESTMENTS IN SECURITIES
                      -------------------------------------
                            OF PARTICIPATING EMPLOYER
                            -------------------------



                           NO. OF                   VALUE
                           SHARES       COST      12-31-96
                           ------       ----      --------

COMMON STOCK

     Tandy Corporation
     Common Stock          314,340  $11,716,370  $13,830,960
                                    -----------  -----------


Contributions
-------------
The contributions are accrued as incurred.
Income Tax Status

The Program is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for federal income tax purposes.
















                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
             FOR THE YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE C - REALIZED GAIN ON SECURITIES None (No sale of securities was made during the year).

NOTE D - UNREALIZED APPRECIATION


                            1996        1995        1994
                            ----        ----        ----
Unrealized Appreciation
    (Depreciation)
    12-31-96/95/94       $ 2,114,590 $ 1,189,410 $3,823,136


Unrealized Appreciation
    (Depreciation)
    12-31-95/94/93         1,189,410   3,823,136  4,099,623
                           ---------   ---------  ---------


Net Increase (Decrease)
    for Year ended
    12-31-96/95/94       $   925,180 $-2,633,726 $ -276,487
                         =========== =========== ==========

The unrealized appreciation or depreciation of securities held for investment for financial statement reporting prepared in conformity with generally accepted accounting principles differ from that for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities, market value at the Program's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities, market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.




                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1996


ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                    Description of                   Current
Issuer                Investment        Cost           Value
------                ----------        ----           -----


Tandy Corporation     Common Stock  $ 11,716,370  $ 13,830,960
                                     ------------  ------------


















                           SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.




                               TANDY EMPLOYEES
                               SUPPLEMENTAL STOCK PROGRAM




                               by________________________
                                 D. Christopher
                                 Administrative Committee
                                 Member



                               by________________________
                                 D. Johnson
                                 Administrative Committee
                                 Member




                               by_________________________
                                 J. H. Bradley
                                 Administrative Committee
                                 Member


Date_____________________